Callon Petroleum

Company Employee

Savings and Protection Plan

Employer I.D. Number 94-0744280

Plan Number:  002

Financial Statements

Years Ended December 31, 2016 and 2015

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

Ridgeland, Mississippi

June 19, 2017

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
ASSETS
Investments
Participant directed
Mutual funds, at fair value	$13,799,947	$—
Pooled separate accounts, at fair value	—	12,238,508
Guaranteed investment contract, at contract value	6,938,915	8,950,891
Company stock unit fund, at fair value	6,508,897	4,146,429
Total investments	27,247,759	25,335,828
Receivables
Notes receivable from participants	294,198	387,157
Employer contribution receivable	57,440	55,002
Total receivables	351,638	442,159
Net assets available for benefits	$27,599,397	$25,777,987

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2016

2016
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,980,048
Dividends	798,219
Total investment income	4,778,267

Interest income on notes receivable from participants	14,412

Contributions
Employer – cash	751,410
Employer – stock	297,240
Employee – rollovers	68,043
Employee	948,819
Total contributions	2,065,512
Total additions	6,858,191

Deductions from net assets attributed to
Benefits paid to participants	4,994,864
Deemed distributions	38,293
Administrative expenses	3,624
Total deductions	5,036,781
Net increase	1,821,410

Net assets available for Plan benefits
Beginning of year	25,777,987
End of year	$27,599,397

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2016

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first day of the month following six months of service and attainment of age twenty-one. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Voya Financial Partners, LLC (“Voya”) served as the Plan custodian as of December 31, 2015. Effective December 1, 2016, the responsibilities of the Plan custodian were transferred to Fidelity Management Trust Company, (“Fidelity”).

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1% to 99% of his or her qualified yearly earnings as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations for the current year. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums.

Employer non-matching and matching contributions.  For the year ended December 31, 2016, the Company contributed, in relation to each participating employee’s eligible compensation, a 2.5%  non-matching contribution in cash and a 2.5% non-matching contribution in the form of the Company’s stock unit fund. The Company also made a matching contribution at the rate of 0.625%  in cash for every 1%  that the participant deferred, limited to a maximum matching contribution by the Company of 5%  in cash.

Rollover contributions

At the discretion of the Plan administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover”. This rollover is accounted for in a “rollover account,” and is 100% vested by the depositing participant. The participant may withdraw amounts in the “rollover account” only when an otherwise allowable distribution is permitted under the Plan.

Participant accounts

Each participant’s account is credited with the participant’s salary deferral, the Company’s matching and non-matching contributions, and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment options

Contributions are directed by participants, including employer cash matching and non-matching contributions, into any of the investment options offered.  Participants may change their investment options at any time.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2016

Notes receivable from participants

Notes receivable from participants (“loans”) are available to participants at a minimum amount of $1,000.  Loans bear interest at a fixed rate, which is comprised of the U.S. Prime Interest Rate plus a 1% adjustment factor. At December 31, 2016, the U.S. Prime Interest Rate was 3.75%. Participants have up to five years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 10 years. Participants may repay the loan by having an amount withheld from their compensation each pay period. Each loan is collateralized by the borrowing participant’s vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator. The Plan allows participants to have up to three loans consisting of three regular loans or two regular loans and one residential loan. The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the preceding twelve month period or (b) one-half of the participant’s vested interest in qualifying investments within the Plan.

Payment of benefits

Benefits in the form of distributions are paid from the vested portion of a participant’s balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant, or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account (b) receive installments over a period not to exceed the participant’s or beneficiary’s assumed life expectancy or (c) receive a partial withdrawal.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2.  Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain prior year amounts may have been reclassified to conform to current year presentation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and  income recognition

All Plan investments were held by Fidelity, the Plan custodian, as of December 31, 2016 and Voya, the former Plan custodian, as of December 31, 2015. Investments are reported at fair value (except for the fully benefit responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2016

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments bought and sold as well as held during the year are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Notes receivable from participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable and payment of benefits are charged directly to the participant’s account and are included in administrative expenses. The participants incurred expense of $3,624 for fees related to the administration of notes receivable from participants and payment of benefits.

Recently adopted accounting pronouncements

In June 2015, the FASB issued accounting standards update No. 2015-10, Technical Corrections and Improvements (“ASU 2015-10”). The standard will affect a wide variety of topics in the FASB Accounting Standards Codification (the “Codification”) and is intended to make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. As of January 1, 2016, the Plan adopted this ASU, which did not have a material impact on its financial statements.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued accounting standards update No. 2015-12,  Plan Accounting – Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965):  (i.) Fully Benefit-Responsive Investment Contracts, (ii.) Plan Investment Disclosures, and (iii.) Measurement Date Practical Expedient (“ASU 2015-12”). The standard is intended to reduce complexity in employee benefit plan accounting. As of January 1, 2016, the Plan adopted this ASU, which did not have a material impact on its financial statements.

Note 3.  Company Stock Unit Fund

The value of a unit of the Company stock unit fund reflected the market value of shares of Callon Petroleum Company’s common stock (“Company Stock”), which is valued at the closing price reported on the active market on which Company Stock is traded, and cash held by the fund in a stock purchase account (“SPA”). As of December 31, 2016,  the Company stock unit fund was made up of 423,407 shares of Company Stock and $1,131 in the SPA. As of December 31, 2015, the Company stock unit fund reflected  a combination of the market value of shares of Company Stock and short-term investments, consisting of 487,540 shares of Company Stock and $80,334 in short-term investments.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2016

Note 4.  Tax Status of Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the IRS dated September 1, 2014. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2016 or 2015. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2012 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 5.  Related Party Transactions

The investments in mutual funds and the guaranteed investment contract are managed by Fidelity.  Fidelity is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions.

Fees for certain administrative services are paid by the Plan. No fees were paid to Fidelity for the period of December 1, 2016 through December 31, 2016 and $3,624 in fees were paid to Voya for the period of January 1, 2016 through November 30, 2016.

Note 6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 7.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$27,599,397	$25,777,987
Employer contribution receivable	(57,440)	(55,002)
Net assets available for benefits per the Form 5500	$27,541,957	$25,722,985

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
December 31, 2016
Net increase in net assets available for benefits per the financial statements	$1,821,410
Less: Current year employer contribution receivable	(57,440)
Plus: Prior year employer contribution receivable	55,002
Net increase in net assets available for benefits per the Form 5500	$1,818,972

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2016

Note 8.  Fair Value Measurements

The fair value hierarchy outlined in the relevant accounting guidance gives the highest priority to Level 1 inputs, which consist of unadjusted quoted prices for identical instruments in active markets. Level 2 inputs consist of quoted prices for similar instruments. Level 3 valuations are derived from inputs that are significant and unobservable, and these valuations have the lowest priority.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Pooled separate accounts  (“PSA”):  PSAs are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds. The accumulated unit value (“AUV”) of a PSA is based on the market value of its underlying investments but the PSA AUV is not a publicly quoted price in an active market. Therefore, the AUV is used as a practical expedient to estimate fair value (Level 2).

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price (Level 1).

Company stock unit fund:  As of December 31, 2016, the value of a unit of the Company stock unit fund reflects the market value of Company common stock, which is valued at the closing price reported on the active market on which the Company’s common stock are traded, and cash held by the fund in a stock purchase account (“SPA”) on the same date (Level 1).  Trading activity can result in fractional shares that are not recognized by the market. These fractional shares are instead invested as cash in the SPA and utilized to facilitate transaction activity in the Company stock unit fund.

As of December 31, 2015, the value of a unit of the Company stock unit fund reflected the combined value of Company common stock, which was valued at the closing price reported on the active market on which the individual securities were traded, and cash held by the fund on the same date. The cash buffer maintained in the Company stock unit fund, which was determined by Voya Retirement Insurance and Annuity Company, based on a specific formula, typically ranged between 1% and 3% of the total value of the stock fund, and had a target buffer of 2% (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3
Mutual funds	$13,799,947	$—	$—
Company stock unit fund	6,508,897	—	—
Total assets, at fair value	$20,308,844	$—	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3
Pooled separate accounts	$—	$12,238,508	$—
Company stock unit fund	—	4,146,429	—
Total assets, at fair value	$—	$16,384,937	$—

Note 9.  Guaranteed Investment Contract (“GIC”)

As of December 31, 2016, the Plan maintained one GIC related investment option, the Federated Capital Preservation Fund.  The contract underlying this investment option is considered to be fully benefit-responsive in accordance with ASC Topic 962.

Federated Investors Trust Company's determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

	CALLON PETROLEUM COMPANY
	EMPLOYEE SAVINGS AND PROTECTION PLAN
	Employer Identification Number 94-0744280
	Plan Number: 002
	Schedule H, line 4(i)
	Schedule of Assets (Held at End of Year)
	December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Guaranteed investment contract
	Federated	Capital Preservation Fund R6		$6,938,915
		693,891.469 shares
	Mutual funds
	Natixis Funds	Loomis Sayles Growth Fund Class Y		1,851,101
		154,387.092 shares

	T. Rowe Price	Retirement 2035 Fund		1,516,499
		93,093.8290 shares

	Vanguard	500 Index Fund Admiral Class		1,359,696
		6,582.2530 shares

	T. Rowe Price	Retirement 2025 Fund		1,012,865
		65,346.1440 shares

	T. Rowe Price	Retirement 2045 Fund		878,847
		56,264.197 shares

	Eaton Vance	Atlanta Capital SMID-Cap Fund Class I		775,175
		27,833.939 shares

	Vanguard	Total Bond Market Index Fund Admiral Shares		717,732
		67,392.623 shares

	T. Rowe Price	QM U.S. Small-Cap Growth Equity Fund		672,118
		23,500.637 shares

	T. Rowe Price	Retirement 2030 Fund		624,891
		27,735.960 shares

	Invesco	Diversified Dividend Fund Class Y		601,547
		31,135.966 shares

	Columbia	Mid Cap Value A		532,661
		36,408.835 shares

	BlackRock	Global Dividend Fund		480,293
		40,091.194 shares

	American Funds	EuroPacific Growth Fund R6		347,968
		7,725.760 shares

	Pioneer Investments	Bond Fund Class K		347,258
		36,097.534 shares

	T. Rowe Price	Retirement 2055 Fund		346,811
		26,333.437 shares

	Vanguard	Mid-Cap Index Fund Admiral Shares		311,415
		1,911.224 shares

	T. Rowe Price	Retirement 2015 Fund	276,190
		19,477.397 shares

	Federated	Government Obligations Fund Institutional Shares	189,572
		189,101.660 shares

	T. Rowe Price	Retirement 2050 Fund	175,711
		13,372.227 shares

	Vanguard	Small-Cap Index Fund Admiral Shares	171,114
		2,770.179 shares

	American Century Investments	Real Estate Fund Investor Class	144,012
		5,126.817 shares

	BlackRock	High Yield Bond Portfolio Institutional Shares	131,402
		17,199.243 shares

	T. Rowe Price	Retirement 2040 Fund	98,049
		4,224.441 shares

	MFS	International New Discovery R6	70,107
		2,520.922 shares

	Vanguard	Total International Stock Index Admiral	67,704
		2,748.823 shares

	Dimensional Fund Advisors	U.S. Targeted Value Portfolio Institutional Class	64,096
		2,669.571 shares

	PIMCO	Real Return Fund Institutional Class	23,786
		2,178.168 shares

	PIMCO	Foreign Bond (USD-Hedged) I	7,317
		699.509 shares

	T. Rowe Price	Retirement 2005 Fund	4,010
		311.822 shares

		Total mutual funds	13,799,947

*	Fidelity	Company stock unit fund	6,508,897
		423,407.073 shares
		Total investments	27,247,759

*	Notes receivable from participants	4.25% to 4.75% fixed rate interest, maturity of up to 5 years, with residential loans maturing in 10 years	294,198

			$27,541,957

*Denotes party-in-interest

Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY

(Registrant)

.
June 19, 2017	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President, Chief Executive Officer and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of HORNE LLP , independent registered public accounting firm